

Mail Stop 3720

May 11, 2010

Hwan Sup Lee
President and Chief Executive Officer
Clavis Technologies International Co., Ltd.
#1564-1 Seojin Bldg., 3rd Floor
Seocho3-Dong
Seocho-Gu, Seoul, Korea 137-874

> **Re: Clavis Technologies International Co. Ltd.**
> **Amendment Number 1 to Form S-1**
> **Filed May 6, 2010**
> **File No. 333-164589**

Dear Mr. Lee:

We have reviewed your revised filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree with any of our comments, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update to provide interim financial statements as of March 31, 2010.

2. We note your response to comment three from our letter dated February 23, 2010. With respect to the assertions for which you provided us supplemental materials, including your disclosure on pages 26 and 41 regarding the anticipated growth of certain markets, please revise the disclosure in your prospectus to indicate the basis for such statements. In addition, please tell us how the materials you provided us support your statement that in the near future, a "majority of items" will have RFID tags (page 20).

About Clavis Technologies International Co., Ltd., page 4

3. We note your statement that you "acquired all of the outstanding shares of common stock of entered into a with Clavis Technologies Co., Ltd..." Please revise.

Determination of Offering Price, page 12

4. We note your response to comment five from our letter dated February 23, 2010. Clarify whether there will be a minimum number of shares offered at that price and if not, how share purchases will be calculated.

Selling Security Holders, page 12

5. We note your response to comment 17 from our letter dated February 23, 2010. Include your supplemental response and the total proceeds raised in the two Regulation S offerings as part of your disclosure.

Description of Business, page 19

6. We note your response to comment 20 from our letter dated February 23, 2010. We also note your statement on page 35 that you currently do not maintain any copyright protection for your RFID middleware. Please revise your statements here and in your Prospectus Summary regarding your "proprietary interest" in RFID middleware to clarify that you do not currently have any intellectual property protection for your products and services.

Our Products, page 27

7. We note your response to comment 27 from our letter dated February 23, 2010 and your additional disclosure in this section. The additional disclosure only accounts for approximately 54% of your sales for the year ended December 31, 2009. Please revise your disclosure to clarify whether the revenue attributable to the integration of your software products into clients' systems represents the entire amount of your remaining sales in 2009.

Our Intellectual Property, page 35

8. We note that you have applied for a patent with the Korean Intellectual Property Office. Please disclose the status of this patent here as well as in your discussion of such patent on page 24. Also clarify whether you have submitted patents for any other applications of your RFID middleware.

Management's Discussion and Analysis
Overview, page 40

9. Please clarify the nature of your status as "solution subscriber" to EPCglobal. We note that

you are not yet a member of this organization. In addition, please explain your relationship with Alien Technology and ETRI.

10. We note your response to comment 37 from our letter dated February 23, 2010 in which you indicate that you have deleted the reference to product cost and operating expense reductions from your prospectus. However, references to initiatives to reduce costs and product cost and operating expense reductions appear on page 19 of the amended filing. Please revise or disclose the nature of such anticipated reductions.

Liquidity and Capital Resources, page 45

11. We note your response to comment 40 from our letter dated February 23, 2010. However, the table of contractual obligations still contains footnotes with no accompanying notes. Please advise or revise your disclosure.

12. Please revise your disclosure to clarify your reference to the "Angel investors." We also note your response to comment 17 from our letter dated February 23, 2010. Assess the ability of the company to raise necessary capital in light of the proceeds raised in your recent Regulation S offerings.

13. We note your response to comment 43 from our letter dated February 23, 2010. Please disclose more information about the availability of cash under your borrowing arrangements with related parties (as referenced on page 67) and indicate whether you have any availability under your financing agreements with banks. In addition, please disclose the terms of your existing financing agreements with banks in this section. We note that Note 6 to your financial statements indicates that you have an operating line of credit of $43,000 as well as bank loans of $350,001 and $323,693.

14. We note your statement that management believes that your cash needs can be funded from cash on hand and availability under borrowing arrangements as well as cash generated from future operations for the 2010 fiscal year. Please provide more detailed disclosure in this section to clearly address your capital needs and management's assessment of your ability to meet your long-term liquidity needs. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release no. 33-6835 and footnote 43 of Release no. 33-8350.

Net Revenues, page 47
Gross Profit, page 47

15. We note your response to comment 47 from our letter dated February 23, 2010. Please clarify certain of your statements. Specifically, tell us:

- Why it was appropriate to recognize most of the hardware revenues during the first and second quarters of 2009 when it appeared that additional testing was subsequently required. Confirm to us whether the related software deliverable was more than incidental or essential to the functionality of the hardware.

- Why it was appropriate to recognize revenues from the Korean Pool Pallet project and your other smaller projects based on installments received. Tell us the nature of the projects, deliverables involved, and how the installment amount is related to performance. Refer to your basis in the accounting literature.
- How you determine amounts allocable to hardware and software revenue from installment payments received.

16. We refer to your analysis of gross profit. It remains unclear to us how your hardware gross profit percentage significantly increased from 17% in 2008 to 63% in 2009. Although you attribute the increase in your hardware gross profit to better pricing and "manufacturing of a larger proportion of your products in your own fabrication facilities," there is no indication that you have facilities for in-house fabrication other than your executive offices described on page 38. We also note you acquire such hardware from your four main hardware suppliers which you identified on page 36. Additionally, you asserted on page 24 that you "expect to earn little profit from hardware sales" and your "focus is on profit margins from sales of your software and expertise in integrating (y)our software with RFID systems." Please clarify these inconsistencies and revise your analysis of your hardware gross profit margin and/or hardware revenue recognition basis as appropriate.

Legal and Regulatory Requirements, page 49

17. We note that you plan to apply for EPCglobal certification in early 2011. Please disclose the process involved in obtaining such certification and indicate, to the extent practicable, the anticipated timeframe of actually obtaining it.

Directors, Executive Officers, Promoters and Control Persons, page 52

18. Please disclose the specific experience, qualifications, attributes or skills of each director that led the board to conclude that the person should serve as a director for the company. See Item 401(e) of Regulation S-K.

Other

19. In your response letter please provide the representations from the company requested by our concluding paragraph in our comment letter dated February 23, 2010.

<p style="text-align:center">*   *   *   *</p>

Please amend your Form S-1 in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Richard C. Fox, Esq.
     Via facsimile